Exhibit 99.3

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	NYSE: SVM	July 7, 2011
TSX: SVM

SILVERCORP REPORTS RESOURCE AND RESERVES UPDATE AT YING SILVER-LEAD-ZINC MINING DISTRICT, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – July 7, 2011 – Silvercorp Metals Inc. (the “Company”) is pleased to report the results of three Technical Reports updating the resources and reserves at its SGX, HPG, and TLP-LM silver-lead-zinc mines in the Ying Mining District in Henan Province, China. The National Instrument (“NI”) 43-101 Technical Update Reports dated May 20, 2011 (the "Resource and Reserve Reports”) were prepared by Dr. Mel Klohn, L.P. Geo. and Chris Broili, C.P. Geo. & L.P. Geo., of BK Exploration Associates (both independent Qualified Persons), and Wenchang Ni, P.Eng., a Qualified Person. The Resource and Reserve Reports are available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca.

Mineral Reserve Estimates

The mineral reserve estimates were established through the use of geological and mining data collected up to December 31, 2010.

Combined Proven and Probable reserves in three mines at the district are 58 million ounces of silver, 309,338 tonnes of lead, and 86,920 tonnes of zinc, and 16,885 ounces of gold in 6.6 million tonnes of ore.

Ying Mining District – Mineral Reserves

	Mine Area	Tonnes (t)	weighted avg. grade					Ag- equiv (g/t) [1]	In Situ Metal Reserve [2]					Ag-equiv (oz) [2]
			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)		Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)
Proven	SGX	644,733		430	7.90	2.85	-	804	-	8,908,578	50,926	18,360	-	16,671,754
	TLP	364,599	-	126	3.96	-	-	257	-	1,476,987	14,438	-	-	3,015,409
	LM	131,462	-	393	2.48	-	-	448	-	1,661,053	3,260	-	-	1,892,742
	HPG	113,777	1.07	87	5.83	1.22	-	391	3,916	318,670	6,634	1,387	-	1,430,406
	HZG	8,879		262	1.75	0.45	0.37	356		74,792	155	40	33	101,503
	Total	1,263,450	0.10	306	5.97	1.57	0.00	569	3,916	12,440,080	75,413	19,787	33	23,111,814
Probable	SGX	2,224,748	0	368	6.43	2.67	-	683	-	26,309,855	143,072	59,363	-	48,893,302
	TLP	1,585,315	-	161	3.61	-	-	275	-	8,206,013	57,230	-	-	14,004,899
	LM	798,413	-	312	2.46	-	-	375	-	8,008,901	19,641	-	-	9,615,456
	HPG	438,435	0.92	70	2.79	1.55	-	259	12,968	986,719	12,232	6,796	-	3,648,583
	HZG	295,501	-	214	0.64	0.34	0.68	291	-	1,953,602	1,748	975	1,978	2,667,754
	Total	5,342,412	0.08	265	4.38	1.26	0.04	460	12,968	45,465,090	233,924	67,134	1,978	78,829,994
Prov. + Prob.	SGX	2,869,481	0	382	6.76	2.71	-	710	-	35,218,433	193,999	77,723	-	65,565,055
	TLP	1,949,914	-	154	3.68	-	-	271	-	9,683,000	71,668	-	-	17,020,307
	LM	929,875	-	323	2.46	-	-	385	-	9,669,954	22,901	-	-	11,508,199
	HPG	552,212	0.95	74	3.42	1.48	-	286	16,885	1,305,390	18,866	8,183	-	5,078,989
	HZG	295,501	-	214	0.64	0.34	0.68	291	-	2,028,394	1,904	1,014	2,011	2,769,257
	Total	6,596,983	0.08	273	4.69	1.32	0.03	480	16,885	57,905,171	309,338	86,920	2,011	101,941,807
Note: [1] Ag-equiv grades and [2] contained metal quantities consider the planning metallurgical metal recoveries

The parameters used in the reserve calculation are listed in the table below. The silver equivalent and silver equivalent cut-off grades for the reserve calculation were determined using an economic model which includes long term metal sales prices, actual mill metal recoveries adjusted for direct shipping ore; and operational costs, mining dilution and mining recovery rates in 2010.

Parameters Used in Reserve Calculation

Items	Units	SGX	HZG	HPG	TLP	LM
Au Price	US$/oz	900	900	900	900	900
Ag Price	US$/oz	18	18	18	18	18
Pb Price	US$/lb	0.83	0.83	0.83	0.83	0.83
Zn Price	US$/lb	0.67	0.67	0.67	0.67	0.67
Cu Price	US$/lb	2.40	2.40	2.40	2.40	2.40
Mining Cost	US$/t	45.00	45.00	35.00	36.00	37.00
Sustaining Capital	US$/t	21.36	21.36	20.30	21.49	22.10
Hauling Cost	US$/t	3.60	3.60	4.00	3.00	3.00
Milling Cost	US$/t	12.50	12.50	12.50	12.00	12.00
G&A Cost	US$/t	2.00	2.00	2.50	2.00	3.50
Cu Mill Recovery	%			80.00
Ag Mill Recovery	%	90.57	90.57	87.30	87.90	93.20
Pb Mill Recovery	%	93.98	93.98	94.70	88.50	93.50
Zn Mill Recovery	%	75.3	75.3	59.10
Cu Mill Recovery	%		70.00
Cutoff Grade	Ag. Equiv.(g/t)	161	161	147	146	144

Mineral Resource Estimates

The technical reports also present updated Mineral Resources for Silvercorp’s Ying District projects. The 2011 Measured and Indicated in situ metal resources (inclusive of Mineral Reserves estimates) increased silver by 11%, zinc by 16% with almost no change for lead, compared to the last resource estimates released in the 2010 technical reports. In addition, Inferred in situ metal resource estimates have increased silver by 7%, zinc by 15% and no change for lead compared with the last estimates released in the 2010 technical reports. In the fiscal year ended March 31, 2011, Silvercorp produced 5.3 million ounces of silver, 69 million pounds of lead and 16 million pounds of zinc.

Ying Mining District - Measured & Indicated Mineral Resources
(Inclusive of Mineral Reserves)

	Mine Area	WA Width (m)	Tonnes (t)	Weighted Average Grade					Ag-equiv [1] (g/t)	Contained Metal Resource [2]
				Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)		Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)
MEASURED	SGX	0.55	500,641	-	774	14.27	5.49	-	1,463	-	12,459,666	71,437	27,464	-
	TLP	0.90	395,855	-	170	4.72	0.25	0.07	323	772	2,160,163	18,703	979	36
	LM	0.62	143,257	-	457	2.92	0.35	-	540	-	2,107,141	4,179	502	-
	HPG	0.67	68,808	0.90	148	10.04	1.97	-	616	1,016	326,262	6,909	1,352	-
	HZG	-	-	-	-	-	-	-	-	-	-	-	-	-
	Total	0.69	1,108,561	0.06	479	9.01	2.74		884	1,788	17,053,232	101,228	30,297
INDICATED	SGX	0.57	1,765,200	-	550	11.47	5.64	-	1,155	-	31,233,388	202,412	99,470	-
	TLP	1.01	1,636,896	0.14	227	4.13	0.32	0.13	351	7,234	11,952,925	67,558	5,271	212
	LM	0.90	639,875	-	431	3.28	0.51	-	528	-	8,859,846	20,981	3,291	-
	HPG	0.89	483,342	1.44	87	3.62	1.71	-	333	22,451	1,345,929	17,475	8,288	-
	HZG	0.58	295,673	-	481	15.45	1.35	0.51	507	-	4,569,103	3,991	1,507	1,878
	Total	0.80	4,820,986	0.19	374	7.35	2.50	0.08	677	29,685	57,961,191	312,417	117,827	2,090
MEAS. + IND.	SGX	0.57	2,265,841	-	600	19.28	12.09	-	1,223	-	43,693,054	273,849	126,934	-
	TLP	0.99	2,032,751	0.12	216	4.24	0.31	0.12	346	8,038	14,113,088	86,261	6,250	240
	LM	0.85	783,131	-	493	3.59	0.57	-	599	-	12,420,452	28,079	4,445	-
	HPG	0.86	552,150	1.38	94	4.42	1.75	-	363	24,431	1,672,190	24,384	9,640	-
	HZG	0.58	295,673	-	481	15.45	1.35	0.51	507	-	4,569,103	3,991	1,507	1,878
	Total	0.78	5,929,546	0.17	402	10.48	5.03	0.07	724	32,469	76,467,887	416,564	148,776	2,118
[1] Ag-equiv grades and [2] contained metal quantities consider estimated average metallurgical metal recoveries but do not consider mining dilution.

Ying Mining District - Inferred Mineral Resources

	Mine Area	Width (m)	Tonnes (t)	Weighted Average Grade					Ag-equiv [1] (g/t)	Contained Metal Resource [2]					Ag-equiv (oz) [1]
				Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)		Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)
INFERRED	SGX	0.57	2,970,032		796	16.39	6.72	-	1,612	-	76,018,088	486,720	199,677		153,891,801
	TLP	0.95	2,564,172	0.08	144	2.82	0.21	0.08	230	6,977	12,033,702	70,892	5,553	195	18,968,704
	LM	0.96	250,040	-	382	3.09	0.44	-	476	-	3,072,609	7,725	1,112	-	3,828,781
	HPG	0.70	373,361	1.50	87	3.30	1.83	-	683	18,011	1,038,009	12,325	6,848	-	8,194,152
	HZG	0.55	113,856	-	512	16.46	1.62	0.55	548		1,873,972	1,843	624	681	2,004,480
	total		6,271,461		466	9.53	3.42			24,988	94,036,380	579,505	213,814	876	186,887,918
[1] Ag-equiv grades and [2] contained metal quantities consider estimated average metallurgical metal recoveries but do not consider mining dilution.

The updates estimate Measured and Indicated resources (inclusive of Mineral Reserves) of 5.9 million tonnes grading 402 grams per tonne (g/t) Ag, 10.48% lead, and 5.03% zinc, containing in situ 76.5 million ounces of silver, 416,564 tonnes of lead, and 148,776 tonnes of zinc. In addition, the mineral resource in the Inferred category includes 6.3 million tonnes grading 466 g/t silver, 9.53% lead, and 3.42% zinc with in situ metal resources of 94 million ounces of silver, 579,505 tonnes of lead, and 213,814 tonnes of zinc.

The Measured and Indicated in situ metal resources inclusive of Mineral Reserves at the district are sufficient to support a 13.6-year mine life assuming annual production rate of 5.6 million ounces of silver production from the Ying Mining District. Through extensive exploration and drilling, Silvercorp has successfully increased mine life to 13.6 year after 5 years of profitable mining operation at the Ying Mining district. On top of the 71,000 metres of tunneling and 125,000 metres of surface and underground drilling exploration program during fiscal 2011, Silvercorp is carrying out a 40,000 metre tunneling and 171,000 metre underground drilling program at the five mines of the Ying District during the fiscal 2012 to further expand current resources with a view to increase current production capacity.

In the conclusion of the Resource and Reserve Reports, Dr. Mel Klohn et al, points out that “Each of Silvercorp’s producing mine areas in the Ying District, have defined Ag-Pb-Zn resources and reserves that are currently large enough to support profitable operations for a decade or more. None of the mine areas, however, have as yet been fully explored or delimited, especially to the depths typical of many similar Ag-Pb-Zn mesothermal vein districts elsewhere in the world. Each mine area in the Ying District has a large number of already identified veins that have not been explored in detail, and exploration to date has been quite successful in discovering many new veins that have not been explored at all. There are also a number of promising outlying intermediate stage exploration target areas, any of which could well become future additional “fast-track” mining developments.”

Mel Klohn, L.P. Geo., Wenchang Ni, P. Eng., and Chris Broili, C.P. Geo. & L.P. Geo., Qualified Persons as defined by NI 43-101, have reviewed and consented to this press release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base, and is developing the third production foothold in China at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is working to apply for a Small Mine Permit for the high grade Silvertip silver-lead-zinc project in northern British Columbia, which will provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.